April 15, 2016

VIA ELECTRONIC TRANSMISSION

Ms. Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and Services
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:    EMC Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 25, 2016
File No. 001-09853

Dear Ms. Collins:

In connection with your letter dated April 7, 2016 to Denis G. Cashman, Chief Financial Officer of EMC Corporation (“EMC” or the “Company”), we are providing the following response to the comment made by staff members (the “Staff”) of the Securities and Exchange Commission (the “Commission”). To assist you in your review, we have included the heading and comment from that letter in italics below followed by the Company’s response in regular typeface.

Notes to Consolidated Financial Statements

Note K. Income Taxes, page 88

1.
We note that pursuant to the terms of the Merger Agreement, you are required to provide Denali with access to $4.75 billion of EMC’s cash. Considering only $1.2 billion of EMC’s cash and cash equivalents and short-term and long-term investments is held in the U.S., please tell us how you plan to fund this obligation. If you intend to liquidate available-for-sale investment securities held outside the U.S., tell us whether you anticipate this being a taxable event for the company. Also, while you state on page 91 that you have not determined if there will be a need to repatriate cash, considering the terms of the Merger Agreement in relation to currently available funds in the U.S., please tell us how you evaluated the criteria for the exception to recognition of a deferred tax liability in accordance with ASC 740-30-25-17 and 18 for undistributed earnings that are intended to be indefinitely reinvested. Describe the type of evidence that sufficiently demonstrates that remittance of earnings will be postponed indefinitely.

Response:

Under the Merger Agreement, EMC Corporation is required to make available $4.75 billion (subject to adjustment as set forth in the Merger Agreement) to help fund the merger consideration. EMC anticipates funding this obligation by making available approximately $1.2 billion held by EMC (as of December 31, 2015) and approximately $3.5 billion held by certain of EMC’s controlled affiliates (as of December 31, 2015), which may require EMC to liquidate marketable securities and cash equivalents held outside the United States. Such liquidation would be a taxable event to the Company. EMC currently anticipates such liquidation transactions would not result in material tax expense to the Company, as many of the cash equivalents and marketable securities are in an unrealized loss position and would significantly reduce the tax associated with those which are in an unrealized gain position. A plan is being developed to make the $4.75 billion available in an efficient manner taking into account relevant tax planning and treasury considerations, as contemplated by Section 5.15(b) of the Merger Agreement, which may include loans, loan repayments or other transfers, although the elements of such plan have not been finalized at this time.

In evaluating the exception to recognition of a deferred tax liability under ASC 740-30-25-17 and 18, EMC considered that the closing of the merger remains subject to a number of conditions under the Merger Agreement, certain of which are outside the control of EMC and Denali. The merger is subject to EMC shareholder approval as well as certain regulatory approvals in countries where both companies operate. Although EMC is required to provide Denali with access to EMC’s cash to help fund the merger consideration as described above, EMC is not obligated to complete, and does not anticipate completing, the transactions under any strategic plan to access such cash until very shortly prior to the closing date of the merger. In addition, if the merger does not proceed, EMC’s regular analysis of its cash position and foreign earnings continue to show no need, and EMC has no intent, to repatriate cash. In such a case, EMC would still avail of the exception to record a deferred tax liability under ASC 740-30-25-17 and 18 because, among other things, it has demonstrated the ability to generate substantial free cash flow and currently has incremental borrowing capacity in the U.S.

    The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions on the above, please do not hesitate to contact me at (508) 293-7015.

Sincerely,

/s/ Denis G. Cashman

Denis G. Cashman
Chief Financial Officer